NMT Medical, Inc.

27 Wormwood Street

Boston, Massachusetts 02110-1625

February 16, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy Buchmiller

Re:	NMT Medical, Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-3 (File No. 333-164793)

Ladies and Gentlemen:

Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, NMT Medical, Inc. hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-3 (File No. 333-164793).

The Company requests withdrawal of the Registration Statement because it will not be able to complete the offering of shares of Common Stock contemplated in the Registration Statement prior to its financial statements going stale. The Company confirms that no securities of the Company have been sold under the Registration Statement.

If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (617) 456-1401 or Michael J. LaCascia, of WilmerHale, the Company’s outside counsel, at (617-526-6671.

Sincerely,

NMT Medical, Inc.

/s/ Richard E. Davis

By: Richard E. Davis

Title: Chief Operating Officer,

          Chief Financial Officer and Director